December 2, 2014

VIA EDGAR

Daniel Porco, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alon Blue Square Israel Ltd. (formerly Alon Holdings Blue Square-Israel Ltd.) (the "Registrant")
Withdrawal of Registration Statement on Form F-3 (File No. 333-177138) filed on October 3, 2011 and amended on May 31, 2012

Dear Mr. Porco:

Alon Blue Square Israel Ltd. (formerly Alon Holdings Blue Square-Israel Ltd.) (the "Registrant"), hereby requests to withdraw the Registrant's Registration Statement on Form F-3 which was filed with the Securities and Exchange Commission on October 3, 2011 and amended on May 31, 2012.

The selling shareholder has informed the Registrant that it does not desire to sell its shares in a public offering in the U.S. at this time. The Registrant hereby confirms that no securities were sold in connection with the offering.

For any questions or comments, please contact the undersigned at 972-9-961-8504 or the Registrant's outside counsel, Perry Wildes, at 972-3-607-4444 or via email at perry@gkh-law.com.

Very Truly Yours,

ALON BLUE SQUARE ISRAEL LTD.

By:	/s/ Limor Ganot
Limor Ganot Co-Chief Executive Officer

By:	/s/ Yehuda van der Walde
Yehuda van der Walde
Chief Financial Officer